legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com
LAZARUS ROTHSTEIN, ESQUIRE	WWW.SECURITIES-LAW-BLOG.COM
CHAD FRIEND, ESQUIRE
MICHAEL RASMUSSEN, ESQUIRE	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
OF COUNSEL:
PETER P. LINDLEY, JD, CPA, MBA
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

January 14, 2015

Via EDGAR

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E

Washington, D.C. 20549

Re: Surna Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 15, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 19, 2014

Form 8-K

Filed March 25, 2014

File No. 000-54286

Dear Mr. Crispino:

We are writing in response to comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated December 12, 2014 regarding the above-captioned matters.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

We respond to the specific comments of the Staff as follows:

General

Comment 1. Please provide detailed legal analyses of whether you were a shell company, as defined by Exchange Act Rule 12b-2, immediately prior to your acquisition of Safari Resource Group, Inc. or your acquisition of Hydro Innovations, LLC. If you were a shell company immediately prior to either acquisition, you were required to provide in a current report filed within four business days after either acquisition the information for the acquired company that it would have been required to file in order to register a class of securities under Section 12 of the Exchange Act using Form 10, including historical financial statements and pro forma financial information giving effect to the acquisition. Refer to Section II.D.3 of SEC Release No. 33-8587 and Items 2.01(f), 5.01(a)(8) and 9.01 of Form 8-K. For additional guidance, please consider CF Disclosure Guidance: Topic No. 1 on Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

January 14, 2015

Response 1.

As adopted in the Commission’s Release 33-8587 (“Release 33-8587”), Securities Exchange Act of 1934, as amended (“Exchange Act”), Rule 405 (“Rule 405”) and Exchange Act Rule 12b-2 (“Rule 12b-2”), a “shell company” is a company, other than an asset-backed issuer, with:

(A)	No or nominal operations; and
(B)	Either:
1.	No or nominal assets;
2.	Assets consisting solely of cash and cash equivalents; or
3.	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Pursuant to Rule 405, if a company has more than nominal operations, it is not a shell company. In the case at hand, the Company has a limited operating history. From its inception, the Company has been a legitimate development stage company, with management working on organization, developing its business plan and pursuing it actively by negotiating the transactions set forth below. As the Commission noted in Footnote 172 to Release 33-8587, it is not appropriate to tag a company with a shell designation just because it is new, small and just starting to get its business to market.

The Company does not believe it is a shell company as defined in Rule 12b-2. Rule 12b-2 sets forth a two-part test to determine whether a registrant is a shell company. Specifically, Rule 12b-2 defines “shell company” as a registrant that has (A) no or nominal operations; and (B) either: (1) no or nominal assets; (2) assets consisting solely of cash and cash equivalents; or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets. In adopting the definition of shell company in Release 33-8587, the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is “nominal” is based on the facts and circumstances of each individual case.

As reported in the Company’s filings with the Commission, the Company has always been pursuing legitimate development activity in order to pursue its goal as an operating company, not a shell company. It has not been, and never intended to be, a shell company.

As such and based on the facts and circumstances set forth below, the Company has concluded that its assets and operations have exceeded those of a shell company as outlined in Rule 12b-2 and is not presently, nor was it ever, a shell company.

In support of the Company’s position that it was not a shell company prior to the acquisition of Safari Resource Group, Inc. and Hydro Innovations, LLC, we offer the following:

●  On April 4, 2014, the Company filed a current report on Form 8-K in which it reported that, on March 31, 2014, it entered into a membership interest purchase agreement with Hydro Innovations, LLC. On July 30, 2014, the Company filed a current report on Form 8-K in which it reported that, on July 25, 2014, the above purchase acquisition closed.

●  On March 28, 2014, the Company filed a current report on Form 8-K in which it reported that, on March 26, 2014, it entered into a Merger Agreement with Safari Resource Group, Inc. On May 12, 2014, the Company filed a current report on Form 8-K in which it reported that, on March 31, 2014, the merger closed (the “Safari Merger”).

Prior to the Safari Merger, the Company has conducted more than “nominal operations” and, in fact, had spent over $2.6 million in its attempt to develop and market mobile gaming applications. In support thereof, please note in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 (including its audited financial statements), as filed with the SEC on April 15, 2014, that it had accrued a stockholders’ deficit of $2,637,357, which deficit had been related to the Company’s operations since inception.

●  On August 14, 2014, the Company filed its quarterly report on Form 10-Q for the period ended June 30, 2014. The Form 10-Q reported Company activity for the period prior to (and including) the above acquisitions with Safari Resource Group, Inc. and Hydro Innovations, LLC. On the face page of that Form 10-Q, the Company checked-the-box that it was not a “shell” company as defined Rule 12b-2 of the Exchange Act.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

January 14, 2015

Furthermore, the Form 10-Q disclosed that it had, as of June 30, 2014: (i) more than minimal total assets of $505,976, (ii) total liabilities of $ 2,674,629, (iii) a total stockholder deficit of $2,168,654 and (iv) significant operating expenses of $365,582. These significant figures clearly establish that the Company has been pursuing business objectives other than that of a “shell” company seeking a merger partner.

Moreover, Item 2. “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” to the Form 10-Q states as follows:

Overview

Surna Inc. (“we”, “us”, the “Company”, “Surna”) was incorporated in Nevada on October 15, 2009. Currently, we plan to acquire intellectual property and scalable operating companies and develop, produce and sell equipment for the legal marijuana industry with a focus on disruptive technology, equipment and related support services. In furtherance of our plans, on March 26, 2014 we entered into a Merger Agreement with Safari Resource Group, Inc. (“Safari”), a Nevada Corporation. Safari plans to introduce in the fourth quarter of 2014 its “Airstream” curved reflectors to be incorporated into grow lights to form an integral part of its proposed commercial line of leading-edge cannabis and indoor agriculture equipment products.

On March 31, 2014 we entered into a binding Membership Interest Purchase Agreement with Stephen Keen and Brandy Keen who are our substantial shareholders of our company and related parties, to acquire their 100% interest in Hydro Innovations, LLC (“Hydro”), a Colorado limited liability company. Hydro, is engaged in the business of designing, manufacturing and distributing proprietary, state-of-the-art indoor climate control systems such as chillers, lights, reflectors and irrigation systems for cannabis and other indoor agriculture markets. We completed this acquisition effective as of July 1, 2014.

Prior to our merger with Safari and acquisition of Hydro, we had been engaged in the development of web and mobile games and social networks, and telecommunications services, IT support services and open-source software development though our wholly owned subsidiary, Surna Media. Effective June 13, 2014, we sold Surna Media to a combination of prior officers, directors and others for $2,643,880 which was comprised of a payment of $1 in cash and the buyer’s assumption of all of the liabilities of Surna Media and its subsidiaries. As a result of this sale, we eliminated from our balance sheet all assets and liabilities associated with Surna Media and recorded a credit of $2,643,881 to our Additional Paid in Capital.

●  On May 15, 2014, the Company filed its quarterly report on Form 10-Q for the period ended March 31, 2014. The Form 10-Q reported Company activity for the period prior to (and including) the above acquisitions with Safari Resource Group, Inc. and Hydro Innovations, LLC. On the face page of that Form 10-Q, the Company checked-the-box that it was not a “shell” company as defined Rule 12b-2 of the Exchange Act.

Furthermore, the Form 10-Q disclosed that it had, as of March 31, 2014: (i) more than minimal total assets of $71,746, (ii) total liabilities of $2,762,710, (iii) a total stockholder deficit of $2,690,964 and (iv) significant operating expenses of $53,612 primarily attributable to its continuing and discontinued operations. These significant figures clearly establish that the Company has been pursuing business objectives other than that of a “shell” company seeking a merger partner.

Moreover, the footnotes to the financial statements filed with the Form 10-Q provide further evidence that the Company was not a “shell” company. As disclosed therein, note the following excerpts:

Note 1

Surna Inc. (the “Company”, “we”, “our”) was incorporated in Nevada, USA, on October 15, 2009.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

January 14, 2015

On September 1, 2011, Surna Inc. acquired Surna Media, Inc. for 20,000,000 common shares. The merger was accounted for as among entities under common control. Surna Media’s predecessor entity, Surna Hong Kong Limited (Surna HK), was formed June 14, 2010. Surna Media was formed October 29, 2010 by the same owners and Surna HK became a wholly-owned subsidiary. Flying Cloud Information Technology Co. Ltd. was incorporated in China in April 2011 as a wholly-owned subsidiary of Surna HK. All Surna HK, Surna Media and Flying Cloud transactions are consolidated with those of Surna, Inc. beginning at the formation of Surna HK on June 14, 2010. Surna Networks, Inc. and Surna Network Ltd are wholly-owned subsidiaries of Surna, Inc. formed on July 19, 2011 and August 2, 2011, respectively. On March 27, 2012, Surna Inc. sold Surna Networks Inc., and Surna Networks Limited to Chan Kam Ming for a total sales price of US$1. Surna Inc. assumed liabilities of Surna Networks Inc. and Surna Networks Limited of US$9,286. All significant intercompany transactions are eliminated.

Qoo Games Limited was incorporated in Hong Kong on February 21, 2012. It was intended that this company operate as the publisher of mobile games, including the iOS and Android operating systems, but this restructuring did not take place. Surna Media disposed of Qoo Games on January 24, 2014 for the sale consideration of HK$1 (par value of the shares) and there were no assets, liabilities or any transactions for Qoo Games during its existence.

Effective March 25, 2014, we completed the issuance of a dividend of all of our ownership in Trebor Resource Management Group, Inc. (“Trebor”), a wholly owned subsidiary, to our shareholders, resulting in Trebor becoming a separate entity.

The dividend shares of Trebor are and shall remain restricted securities as defined in Rule 144 promulgated under the Securities Act of 1933, as amended. The issuance of Trebor restricted stock was completed on a one for one basis to the Company shareholders of record on March 21, 2014.

Trebor is a party to a Memorandum of Understanding (“MOU”) dated March 24, 2014 with RMA Holdings, an entity formed under the laws of the Philippines (“RMA”). RMA and associated companies are in the mining and smelting business with existing assets and operating permits for mineral extraction and refining in the Philippines. The MOU requires the parties to work together to identify and develop joint opportunities in the mining business in the Philippines, including as related to a specific gold mining property (the “Pargum Mine”). The MOU also requires the parties to develop a plan of operation for the Pargum Mine including financing and expansion. It is expected that RMA will secure necessary permits required for the development, construction and plant operations. It is expected that Trebor will provide the necessary financing and technology for the Pargum Mine. In addition to the Pargum Mine, the MOU contemplates that the parties will jointly work to identify and develop other mining opportunities.

On March 26, 2014 we entered into a Merger Agreement with Safari Resource Group, Inc. (“Safari”), a Nevada Corporation, whereby we (Surna) become the sole surviving corporation of said Merger. Safari was incorporated on October 24, 2013 and has had no operations and nominal assets. It is our intention that: (i) the Merger shall qualify as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and related sections thereunder; and the parties intend this Agreement to qualify as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a), and (ii) the Merger shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended, and under the applicable securities laws of each state or jurisdiction where the SURNA Security Holders reside. The Merger was effective on March 31, 2014 and has been accounted for as among entities under common control.

In merging with Safari we acquired a patented “Airstream” reflector and the right, title and interest to a product pipeline with numerous intellectual properties currently in development (See Note 6. Subsequent Events).

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

January 14, 2015

At the Closing, Safari Security Holders received seventy-seven million two hundred twenty thousand (77,220,000) newly issued shares of our Common Stock and seventy-seven million two hundred twenty thousand (77,220,000) newly issued shares of our Series A Preferred Stock. In connection with the merger 77,220,000 shares of issued and outstanding common stock were returned to the Company and canceled. Additionally, Safari had stock options that had previously been granted totaling 10,000. At the date of grant, Safari had no operations and nominal assets. As a result, the options were deemed to have no value and no charge was made to the income statement. The options were converted at the same rate as the common shares resulting in 10,296,000 options, with an exercise price of $0.25, outstanding at March 31, 2014.

On March 31, 2014 we entered into a binding Membership Interest Purchase Agreement (“Purchase Agreement”) with Hydro Innovations, LLC, a Colorado limited liability company (“Hydro”) and its owners Stephen Keen and Brandy Keen (collectively referred to as “Hydro”) subject to audit and valuation, wherein we will acquire 100% of the Membership Interests of Hydro, as well as all assets of Hydro, including all intellectual property, trade names, customer lists, physical properties and any and all leasehold interests (See Form 8-K filed April 4, 2014).

In connection with the Purchase Agreement we entered into an exclusive License Agreement, in perpetuity, for the use of Hydro’s provisional patent pending #61/940578 air conditioning condenser attachment for high efficiency liquid chillers (the “Chiller Patent”), including exploitation of the Trademarked “Heat Shield” brand and any and all other intellectual properties now existing or otherwise created by Hydro. Under the terms of the License Agreement, Hydro will receive a 10% commission on net revenue (defined as gross revenue less directly cost of goods sold and installation costs) derived from the sale and installation from all products using the licensed intellectual property. Upon closing of the Hydro purchase, the License Agreement will be terminated.

The total purchase price for Hydro is Five Hundred Thousand Dollars ($500,000) subject to an audit and third party valuation. If the value is less than the purchase price, the purchase price shall be subject to redetermination. The purchase price shall be paid in five equal monthly installments of $50,000 in cash or common stock of Surna, at our sole discretion and a Promissory Note for $250,000.

●  On April 15, 2014, the Company filed its annual report on Form 10-K for the year ended December 31, 2014. The Form 10-K disclosed, in the section entitled “Subsequent Developments”, the above acquisitions with Safari Resource Group, Inc. and Hydro Innovations, LLC. On the face page of that Form 10-K, the Company checked-the-box that it was not a “shell” company as defined Rule 12b-2 of the Exchange Act. Furthermore, in Footnote 10 – “Subsequent Events” to the audited financial statements, the auditor reported the above acquisitions with Safari Resource Group, Inc. and Hydro Innovations, LLC.

As such and based on the facts and circumstances set forth above, the Company has concluded that its assets and operations have exceeded those of a shell company as outlined in Rule 12b-2 and is not presently, nor was it ever, a shell company.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1A. Risk Factors, page 11

Comment 2.  In future filings, please consider discussing any risks to the company resulting from its involvement in marijuana-related business activities, including possible law enforcement consequences under federal and state laws.

Response 2.

The Company has noted the Staff’s comment and will include the appropriate discussions and disclosures in future filings. In particular, the Company intends to include disclosure substantially similar to the following in future filings:

The use, possession, cultivation, and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut downs.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

January 14, 2015

Signatures, page 54

Comment 3.  In future filings, please conform the text of this section to that set forth in Form 10-K. In this regard, please remove the “reasonable grounds” language and note that Form 10-K must be signed pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. See Signatures to Form 10-K.

Response 3.

The Company has noted the comment and will make the requested adjustments in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 4

Comment 4.  In future filings, please revise your statements that you produce and sell equipment for the legal marijuana industry. Marijuana use and possession is illegal on a national level in the United States and permissible only under certain states with no guarantee that the federal government will not enforce its laws. Given the uncertain legal nature of the marijuana industry, revise your statements accordingly. We will not object if you describe your industry as permissible under certain state laws rather than stating that it is legal.

Response 4.

The Company has noted the comment and will include the appropriate discussions and disclosures in future filings. In particular, the Company intends to include disclosure substantially similar to the following in future filings:

The use, possession, cultivation, and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut downs.

Form 8-K Filed March 25, 2014

Comment 5.  Please provide a detailed legal analysis of your belief that the spin-off of Trebor Resource Management Group, Inc. was not required to be registered under the Securities Act. In your response, please ensure you analyze each condition discussed in Section 4 of Staff Legal Bulletin No. 4. Specifically address whether the spin-off resulted in the creation of a public market in the shares of a company that has minimal operations or assets.

Response 5.

No public market was created. The issued stock was and is restricted and prior to any restriction being removed the Company would register the stock or qualify for Rule 144. No trading symbol has been issued and none will be requested until the shares have been registered and/or properly qualify for the use of Rule 144.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

January 14, 2015

In support thereof:

On March 25, 2014, the Company filed a current report on Form 8-K in which it reported that it completed the issuance of a dividend/spin-off of all of its ownership in Trebor Resource Management Group, Inc. (“Trebor”), a wholly owned subsidiary, to the Company’s shareholders, resulting in Trebor becoming a separate entity. The issuance of Trebor restricted stock was completed on a one-for-one basis to the Company shareholders of record on March 21, 2014. The dividend shares of Trebor are and shall remain restricted securities as defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The issuance of Trebor restricted stock was completed on a one-for-one basis to the Company shareholders of record on March 21, 2014.

On April 15, 2014, the Company filed its annual report on Form 10-K for the year ended December 31, 2014. As set forth therein in “ITEM 1. INFORMATION ON THE COMPANY”, the Company reported that:

Effective March 25, 2014, we completed the issuance of a dividend of all of our ownership in Trebor Resource Management Group, Inc. (“Trebor”), a wholly owned subsidiary, to our shareholders, resulting in Trebor becoming a separate entity. The dividend shares of Trebor are restricted securities as defined in Rule 144 of the Securities Act of 1933, as amended. The issuance of Trebor restricted stock was completed on a one-for-one basis to the Company’s shareholders of record on March 21, 2014. Trebor is a party to a Memorandum of Understanding (“MOU”) with RMA Holdings, an entity formed under the laws of the Philippines, which, with its associated companies, has assets and operating permits for mineral extraction and refining in the Philippines.

The Company has reviewed Staff Legal Bulletin No. 4 (the “Staff Bulletin”) and understands that it sets out five conditions under which a spin-off will not constitute a sale and is not therefore required to be registered under the Securities Act. We respectfully submit that the spin-off complies with these conditions, and therefore registration of the transaction under the Securities Act is not required. Set forth below is an analysis of the applicability of the Staff Bulletin’s conditions to the spin-off.

●	Transaction Description. The spin-off was completed through a distribution of all of the outstanding shares of Trebor to holders of the Company’s common stock. The Company’s common stock was distributed to its stockholders on a pro rata basis without any consideration being paid by them. On the date of the spin-off, the Company delivered the shares of the Company’s common stock to its stockholders of record as of the close of business on the record date. Upon the completion of the distribution, Trebor was no longer owned by the Company.

●	Staff Bulletin Overview. The Commission has long held that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because a dividend of securities does not constitute a disposition “for value” within the meaning of that section. Despite this basic policy, in the Staff Bulletin, the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act. The Staff Bulletin states that “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a ’sale’ of the securities by the parent.” The policy aims that led to the adoption of the Staff Bulletin were protecting investors against disguised sales, inadequate public disclosure concerning issuers and anti-fraud violations.

The Staff Bulletin sets out five conditions that must be satisfied if shares being distributed in a spin-off are not registered under the Securities Act. The five conditions are the following: (1) the parent shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro-rata to the parent shareholders; (3) the parent provides adequate information about the spin-off and the subsidiary to its shareholders; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins-off “restricted securities,” a holding period would apply.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

January 14, 2015

o	No Consideration for the Spun-Off Shares. The purpose of the spin-off is to distribute the ownership of Trebor’s common stock directly to the Company’s stockholders. The spin-off does not require stockholder approval, and the stockholders will receive a pro rata distribution of Trebor’s common stock for their shares of Company common stock. The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. In light of the Commission’s position and its underlying rationale, the Company believes that the spin-off will involve neither an “offer” nor a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act because: (i) neither the Company nor Trebor will receive any value from the Company’s stockholders for the distribution of Trebor’s common stock; (ii) the Company’s stockholders will not provide any consideration for Trebor’s common stock; and (iii) the Company’s stockholders will receive Trebor’s common stock without making an independent investment decision with respect to such stock. Accordingly, the Company believes that the first condition of the Staff Bulletin is met.

o	Pro-rata to Company Stockholders. The distribution of the shares of Trebor’s common stock will be effected on a pro-rata basis, in proportion to each stockholder’s ownership interest in the Company. Consequently, the Company’s stockholders will have the same proportionate ownership interest in the Company and in Trebor both before and immediately after the spin-off. Accordingly, the Company believes the second condition of the Staff Bulletin is met.

o	Adequate Information. Prior to the spin-off, the Company will provide to its stockholders the current report on Form 8-K, which includes information related to the spin-off. Therefore, there will be sufficient public information available after the spin-off to enable the stockholders and others to make informed investment decisions about Trebor’s common stock after the distribution. Accordingly, the Company believes the third condition of the Staff Bulletin is met.

o	Valid Business Purpose. The Company believes that the spin-off will create two focused companies: the Company and Trebor. The Company believes that investors may find it more appealing to be able to invest in two distinct businesses. Each business will have the opportunity to cultivate a distinct identity, which we expect will facilitate investor understanding by reducing the complexity associated with a company that has diverse business objectives. The Company also believes that the spin-off has the potential to create a higher aggregate market value for stockholders and will provide a more tailored capital structure and financing options for the separated companies. The Company and Trebor believe that these objectives and potential benefits are valid business purposes for the spin-off. Accordingly, the Company believes the fourth condition of the Staff Bulletin is met.

o	Holding Period for Restricted Securities. The Staff Bulletin states that the distribution of “restricted securities” – that is, securities acquired from an issuer or affiliate of the issuer of the securities in a private transaction – would have to be registered unless the company conducting the spin-off held the restricted securities for two years. (Two years was the Rule 144 holding period at the time the Staff Bulletin was issued; presumably, the current applicable period would be 12 months as a result of the 2008 amendments to Rule 144.)

●	Conclusion. The spin-off does not constitute a “sale” under the Securities Act. The spin-off will be effected for a valid business purpose and on a pro rata basis to all holders of Company common stock and does not involve restricted securities. The stockholders of the Company will not provide consideration for the dividend of Trebor’s common stock. The Company believes that the spin-off meets the conditions of the Staff Bulletin, and therefore the securities being distributed are not required to be registered under the Securities Act.

Sincerely yours,

/s/ Laura E. Anthony
Laura E. Anthony, For the Firm

In addition, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SURNA INC.

By:	/s/ Tom Bollich
Tom Bollich, Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832